UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2016

Commission File Number 000-26495

CYREN Ltd.

(Translation of Registrant’s name into English)

1 Sapir Road, 5th Floor, Beit Ampa, P.O. Box 4014, Herzliya 46140, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):___

Cyren Ltd. (the “Company”) hereby announces that the shareholders of the Company approved each of the following proposals brought before the Annual General Meeting of shareholders held on December 22, 2016 by the requisite majorities in accordance with the Israeli Companies Law, 5759-1999 and the Company’s Articles of Association, as further described in the Company’s proxy statement:

Proposal No. 1:	to re-elect five continuing Directors, including the Chairman of the Board and CEO, to serve for the ensuing year or until their successors are elected

Proposal No. 2:	to elect Mr. John Becker as one of the Outside Directors of the Company for an initial three year term, commencing on April 1, 2017 and to approve his remuneration as an Outside Director of the Company

Proposal No. 3:	to approve the Company's 2016 Non-Employee Director Equity Incentive Plan and respective Israeli Appendix and the 2016 Equity Incentive Plan and respective Israeli Appendix and the number of Ordinary Shares reserved for issuance under each such plans

Proposal No. 4:	to approve an increase in the number of the Company’s authorized ordinary shares and authorized share capital, and to amend the Articles of Association of the Company to reflect such increase

Proposal No. 5:	to re-appoint Kost, Forer, Gabbay & Kasierer (a member firm of Ernst & Young Global) as the Company’s independent public accountants for the 2016 audit services and 2017 limited procedures and to approve its compensation

19,844,336 ordinary shares, representing approximately 50.67% of the issued and outstanding ordinary shares as of the record date, were present in person or represented by proxy at the meeting.

This Form 6-K is hereby incorporated by reference into all effective registration statements filed by the registrant under the Securities Act of 1933.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CYREN Ltd. (Registrant)

Date: December 23, 2016	By:	/s/ J. Michael Myshrall
J. Michael Myshrall
Chief Financial Officer

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